Golden Metropolis International Ltd.

c/o Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.

229 Changjiang Road East, Xinwu District

Wuxi, Jiangsu Province

People’s Republic of China 325025

March 20, 2018

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Golden Metropolis International Limited

Registration Statement on Form F-1

Submitted December 8, 2017

File No. 333-221955

Dear Ms. Long:

We are in receipt of Staff’s verbal comment on January 4, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised verbally by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

General

1.	We note that the registration statement includes a number of placeholders for non-430A information. For example, we note the placeholders related to: escrow information on the cover page and page7, identity of registered agent on page 7, tender/succession rate on page 9, identity of regulator on page 10, project completion span on page 10, customer and vendor information on pages 10 and 11, amount of outstanding bank loans on page 11, identity of raw material on page 13, subcontracting information on page 14, and investments costs and number of accidents on page 15. Please include non-430A information in your next pre-effective amendment to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, have included non-430A information in our amended F-1.

2.	We note your reference to Qianzhan Industrial Research and other reports. Please tell us if any reports to which you refer were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we did not commission the Qianzhan Industrial Research. The information provided in the prospectus relating to the research report is available online. We have also provided the source of the information in our amended F-1. (Page 57)

3.	We note that you intend to effect a stock split prior to the close of your offering. To the extent that you intend to do this prior to effectiveness of the Form F-1, please address the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and ASC 260-10-55-12 - 55-14 for the presentation of earnings/(loss) per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only a “to-be-issued” report can be presented due to a pending future event, your auditors should include a signed and dated preface to their “to-be-issued” report stating the reason for the “to-be-issued” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors’ reports would need to be included in the filing prior to effectiveness. Refer to Article 2-02 of Regulation S-X for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we are in the process of effecting a 180:1 forward split. We will include the revised audit report from our auditor in the amended F-1 once the forward split has been completed.

4.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. In this regard, we note from page 77 that it appears that your CEO and CFO do not have accounting experience.

For each person, please tell us:

●	what role he or she takes in preparing your financial statements and prospectively evaluating the effectiveness of your internal controls;

●	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

●	the nature of his or her contractual or other relationship to you;

●	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

●	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If your Staff do not have sufficient knowledge of U.S. GAAP and SEC rules and regulations, please provide a relevant risk factor in the risk factor section.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have engaged the below financial consultant with sufficient U.S. GAAP and SEC rules and regulations to prepare our financial statements and footnotes.

In order to ensure all necessary and appropriate adjustments are made in the Company’s conversions and disclosures, the Company has engaged Bluehill Advisory (Shanghai) Ltd. to assist with the process. Bluehill has been engaged to assist our company in designing and establishing key controls in our financial reporting process and train our accounting staff for U.S. GAAP reporting. Bluehill then uses the converted consolidated trial balance to prepare the consolidated financial statements and footnotes.

Bluehill’s role is to: (i) assist our company with the conversion of its financial statements from Chinese GAAP to U.S. GAAP and the preparation of our consolidated financial statements in accordance with U.S. GAAP, (ii) assist our company review significant accounting policies and treatments to ensure compliance with U.S. GAAP; and (iii) assist our company prepare sufficient disclosures in the financial statements and MD&A in accordance with U.S. GAAP and SEC reporting standards.

Bluehill, has extensive experience in assisting Chinese companies getting listed on U.S. stock exchanges. They have been serving as financial consultants for a number of China-based U.S. public companies since 2011. Prior to founding Bluehill, both founders worked in a PCAOB registered public accounting firm as audit professions. In addition, both founders of Bluehill earned their Master’s degree in accounting from University of Toronto, and are licensed in the U.S. as Certified Public Accountants (“CPAs”). They have ongoing trainings relating to the U.S. GAAP, in order to maintain their licensures.  Since founding Bluehill, they have assisted over 20 China-based companies with their U.S. GAAP conversions and various financial reporting matters.

We are currently seeking for suitable candidate for the role of Chief Financial Officer. We expect the candidate is a qualified individual in terms of the knowledge of U.S. GAAP and SEC rules and regulations. We will provide the biography and employment agreement when become available.

Cover Page

5.	Please include disclosure of your controlled company status on the prospectus cover page.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have included disclosure about our controlled company status on the prospectus cover page. (Page 5)

Risk Factors, page 9

Risks Related to Our Business and Industry, page 9

Fluctuations in raw materials prices may adversely affect our profit margins, page 12

6.	Please revise to identify some of the raw materials you use so that investors have better appreciation of the risk.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have identified some of the raw materials we use in the amended F-1. (Page 12)

2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39 Results of Operations for the years ended December 31, 2016 and 2015, page 45

General

7.	You reported bad debt recoveries of $1.1 million for the six months ended June 30, 2016. Based on the rollforward for your allowance for doubtful accounts on page F-19 it is not clear whether any bad debt expense or write-offs were recognized in the period. Given that these adjustments are material to net income please revise your filing to separately quantify in Note 3, and discuss in MD&A recoveries, write-off and additions to your allowance. Your discussion should address the specific events and circumstances that led to these material recoveries and how you determined that a decrease in the allowance for doubtful accounts was appropriate. Identify the specific factors, including changes in the aging of your receivables portfolio, that supported your assessment on the adequacy of the allowance. See Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification for guidance. Please also provide these expanded disclosures for the June 30, 2017 period.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure in Note 3 to the following: We have also identified the specific factors that supported our assessment on the adequacy of the allowance.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Accounts receivable, gross	$54,257,205	$58,266,729
Less: allowance for doubtful accounts	(10,385,083)	(11,115,185)
Accounts receivable, net	$43,872,122	$47,151,544

The Company’s customers are for the most part, various levels of government, state-owned entities and real-estate developers. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 – 365 days to its customers. The average accounts receivable turnover period was approximately 255 days and 316 days for the years ended December 31, 2016 and 2015, respectively.

Below is an aged analysis of trade receivables (net of allowance for doubtful debts) as of December 31, 2016 and 2015, respectively.

	As of December 31,
	2016	2015
Within 90 days	$20,335,578	$8,733,494
91-180 days	2,756,034	6,524,351
181-365 days	3,826,330	4,110,658
Greater than 1 year	16,954,180	27,783,041
Accounts receivable, net	$43,872,122	$47,151,544

3

Changes of allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follow:

	As of December 31,
	2016	2015
Beginning balance	$11,115,185	$10,320,991
Bad debt provision	4,303,598	3,738,829
Bad debt recovery	(4,288,284)	(2,471,169)
Foreign exchange translation	(745,416)	(473,466)
Ending balance	$10,385,083	$11,115,185

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2017 and December 31, 2016:

	June 30,	December 31,
	2017	2016
Accounts receivable, gross	$46,760,834	$54,257,205
Less: allowance for doubtful accounts	(9,422,632)	(10,385,083)
Accounts receivable, net	$37,338,202	$43,872,122

The Company’s customers are for the most part, various levels of government, state-owned entities and real-estate developers. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 – 365 days to its customers. The average accounts receivable turnover period was approximately 239 days and 236 days for the six months ended June 30, 2017 and 2016, respectively.

Below is an aged analysis of trade receivables (net of allowance for doubtful debts) as of June 30, 2017 and December 31, 2016, respectively.

	June 30,	December 31,
	2017	2016
Within 90 days	$13,216,397	$20,335,578
91-180 days	8,090,043	2,756,034
181-365 days	4,525,210	3,826,330
Greater than 1 year	11,506,552	16,954,180
Accounts receivable, net	$37,338,202	$43,872,122

Changes of allowance for doubtful accounts for the six months ended June 30, 2017 and 2016 are as follow:

	For the six months ended June 30,
	2017	2016
Beginning balance	$10,385,083	$11,115,185
Bad debt provision	1,892,264	2,207,252
Bad debt recovery	(3,089,188)	(3,279,806)
Foreign exchange translation	234,473	(263,280)
Ending balance	$9,422,632	$9,779,351

We also respectfully revise our “Liquidity and Capital Resources” section to the following on page [*].

4

Liquidity and Capital Resources

As of June 30, 2017, December 31, 2016 and 2015, we had cash and cash equivalents of approximately $6.3 million, 10.6 million and $5.4 million, respectively. We did not have any other short-term investments. As of June 30, 2017, December 31, 2016 and 2015, our current assets were approximately $73.7 million, $86.9 million and $98.2 million, respectively, and our current liabilities were approximately $62.1 million, $78.4 million and $92.2 million, respectively.

As of June 30, 2017, December 31, 2016 and December 31, 2015, the Company had accounts receivable net of allowance of $37.3 million, $43.9 million and $47.2 million, respectively. The Company’s customers are for the most part, various levels of government, state-owned entities and real-estate developers. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 – 365 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various level of approvals. Due to uncertainty of the timing of collection, the Company established allowance for doubtful account based on the management’s assessment of the recoverability of accounts receivable. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

The following is an aged analysis of trade receivables (net of allowance for doubtful debts) as of June 30, 2017, December 31, 2016 and 2015, respectively.

	As of June 30	As of December 31,
	2017	2016	2015
Within 90 days	$13,216,397	$20,335,578	$8,733,494
91-180 days	8,090,043	2,756,034	6,524,351
181-365 days	4,525,210	3,826,330	4,110,658
Greater than 1 year	11,506,552	16,954,180	27,783,041
Accounts receivable, net	$37,338,202	$43,872,122	$47,151,544

Changes of allowance for doubtful accounts for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015 are as follow:

	For the six months ended June 30,		For the years ended December 31,
	2017	2016	2016	2015
Beginning balance	$10,385,083	$11,115,185	$11,115,185	$10,320,991
Bad debt provision	1,892,264	2,207,252	4,303,598	3,738,829
Bad debt recovery	(3,089,188)	(3,279,806)	(4,288,284)	(2,471,169)
Foreign exchange translation	234,473	(263,280)	(745,416)	(473,466)
Ending balance	$9,422,632	$9,779,351	$10,385,083	$11,115,185

As of December 31, 2015, due to significant accounts receivable balance aged over 365 days, management established approximately $11.1 million of allowance for doubtful account as of December 31, 2015. The allowance was mostly related to the historical aged receivables from our government, state-owned entities customers with great uncertainties on the timing of the collection.

Since 2016, with improved collection efforts, our average accounts receivable turnover in days decreased to 239 days for the six months ended June 30, 2017 and 255 days for year ended December 31, 2016, comparing to 316 days for the years ended December 31, 2015. The Company succeed in collecting certain historical account receivables, for which the Company had provided full bad debt allowance in fiscal 2015 or previous years. For the six months ended June 30, 2017 and the year ended December 31, 2016, the Company recorded a bad debt recovery of $3.1 million, $4.3 million, respectively. As of June 30, 2017, December 31, 2016 and 2015, the allowance for doubtful account balance was $9.4 million, $10.4 million and $11.1 million, respectively. Management believed the related allowance for doubtful account balance were sufficient as of June 30, 2017, December 31, 2016 and 2015.

Notes receivable consisted of bank notes of $4,602,245, $Nil and $Nil as of June 30, 2017, December 31, 2016 and December 31, 2015, respectively. These notes with 3-6 months maturity dates were issued by our customers to repay their balance with us and these notes were guaranteed by the banks. The Company subsequently fully collected or utilized the note receivable as of June 30, 2017.

5

Total shareholders’ equity as of June 30, 2017, December 31, 2016 and 2015 was approximately $20.4 million, $16.9 million and $14.8 million, respectively. We believe that we will have sufficient working capital for the next 12 months.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings, third parties loans and working capital loans from shareholders.

For the six months ended June 30, 2017 and for the year ended December 31, 2016, our operating activities generated positive cash flow. We have historically funded our working capital needs from operations, bank loans, third parties loans and advances from shareholders and related parties. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Revenues

8.	We note that you had two projects over $100 million as of December 31, 2016, and one as of June 30, 2017. Please tell us whether the decline was due to a project being terminated or a decrease in contract price.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that as of June 30, 2017, the Company had two projects over $100 million. The Company has revised its disclosures on Page 45 and Page 48 in Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows:

Revenues

Revenues increased by approximately $0.2 million, to approximately $76.8 million for the year ended December 31, 2016 from approximately $76.6 million for the year ended December 31, 2015. The slight increase in revenue was driven by the increase of lowly priced new contracts entered during fiscal 2016.

The following table presents our net revenues by contract price for the years ended December 31, 2016 and 2015.

	December 31, 2016		December 31, 2015
Contract Price of Project (in RMB):	No of Projects	Revenue recognized (in USD)	No of Projects	Revenue recognized (in USD)
Under $10 million	69	$12,952,278	57	$10,889,690
$10 million - $50 million	39	39,306,481	27	38,549,603
$50 million - $100 million	10	20,968,856	8	22,581,326
Above $100 million	2	3,609,295	1	4,659,271
Total	120	$76,836,910	93	$76,679,890

Revenues

Revenues decreased by approximately $0.2 million, to approximately $33.1 million for the six months ended June 30, 2017 from approximately $33.3 million for the same period in 2016. The slight decrease in revenue was mainly due to relatively lower contract prices for the on-going projects for the six months ended June 30, 2017 comparing to the same period in 2016.

The following table presents our net revenues by contract price for the six months ended June 30, 2017 and 2016.

	June 30, 2017		June 30, 2016
Contract Price of Project (in RMB):	No. of Projects	Revenue recognized (in USD)	No. of Projects	Revenue recognized (in USD)
Under $10 million	64	11,237,271	42	7,049,402
$10 million - $50 million	33	12,155,774	25	17,765,273
$50 million - $100 million	8	8,254,762	8	8,497,839
Above $100 million	2	1,495,662	-	-
Total	107	33,143,469	75	33,312,514

6

Results of Operations for the six months ended June 30, 2017 and 2016, page 47 Liquidity and Capital Resources, page 49

9.	We note your risk factor on page 4 that if you continue experiencing an increase in accounts receivable without substantial collection, this could have a material adverse effect on your financial performance. We also note material changes in your bad debt provision account for the year ended December 31, 2016, and six months ended June 30, 2017. Please revise your filing to disclose the aging of receivables at each balance sheet date, normal repayment terms, justification for modifications to repayment terms, the business purpose for the 6/30/17 note receivable, etc. The aging statistics should quantify the amount of receivables in the following categories: less than 90 days old; 91 to 180 days old; 181 to 365 days old; and over 365 days old. See Section 501.12.3 and 501.13 of the Financial Reporting Codification for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have amended our disclosures for Note 3 – Accounts Receivable (refer to the response to Comment #7) and revised our disclosures for Note 4 – Notes Receivable:

NOTE 4 –NOTES RECEIVABLE

Notes receivable consisted of bank notes of $4,602,245 and $Nil provided by the Company’s customers as of June 30, 2017 and December 31, 2016, respectively. These notes are guaranteed by the banks.

The Company also amended the disclosures for Note Receivable in Management’s Discussion and Analysis of Financial Condition and Results of Operations on Page 52:

Note Receivable:

Notes receivable consisted of bank notes of $4,602,245 and $Nil as of June 30, 2017 and December 31, 2016, respectively. These notes with 3-6 months maturity dates were issued by our customers to repay their balance with us and were guaranteed by the banks. The Company subsequently fully collected or utilized the note receivable as of June 30, 2017.

Industry in China, page 55

10.	We note that you reference statistical data from 2005 to 2012. Please revise to reference more recent statistics.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised to provide the most recent statistics available based on our research. (page 59).

7

Customers and Suppliers, page 68

11.	We note your disclosure that you did not have any single client accounting for more than 10% of your sales revenue or any supplier that accounted for more than 10% of your overall purchases. These disclosures appear inconsistent with your risk factor disclosures on page 11, which suggest that you had customers that represented more than 10% of your revenue sales and vendors that accounted for more than 10% of your purchases. Please advise or reconcile.

RESPONSE: We note the Staff’s comment, and in response thereto, clarify for the Staff that we did not have any material customer or supplier for the fiscal years ended December 31, 2016 and 2015 and for the six months ended June 30, 2017 and 2016. We have also revised our disclosure on page 70 to reconcile the discrepancy.

Management, page 77

12.	We note your disclosure that your Chairman Mr. Zuoliang Zha is the father of your CEO Mr. Minpei Zha. Please revise your disclosure on page 77 that there is no family relationship among any of your directors or executive officers.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure to indicate that our Chairman Mr. Zuoliang Zha and our CEO Mr. Minpei Zha are father and son  (page 78).

Controlled Company, page 79

13.	Please disclose at the minimum and maximum range of your offering the percentage of shares that will be held by non-affiliates.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have provided the percentage of shares that will be held by non-affiliates at the minimum and maximum range of our offering (pg 81).

Principal Shareholders, page 83

14.	Please revise this table to be consistent with disclosure elsewhere in your prospectus. For example, on page 6 and in footnote 3, you disclose that Wenhan Consulting owns 100% of the registrant’s stock but they are not listed in the table as a beneficial owner. In addition, if Mr. Minpei Zha has dispositive voting power over the shares owned by Wenhan, he should also be reflected as a 100% beneficial owner in the table.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the principal shareholder table in the amended F-1 (pg 85).

Description of Ordinary Shares, page 84

15.	We note your disclosure that you are authorized to issue 50,000 Ordinary Shares of a single class. However, on pages 36 and 37 you reference two classes of Ordinary Shares. You disclose that there are 20,010,000 Class A Ordinary Shares and 11,900,000 shares of Class B Ordinary Shares issued and outstanding. Please advise. To the extent that there is more than one class of Ordinary Shares then please revise this section to describe the rights associated with each class of Ordinary Shares.

RESPONSE: We note the Staff’s comment, and in response thereto, clarify for the Staff that we have only a single class authorized to issue 50,000 ordinary shares. We are in the process of increasing the authorized shares to 100,000,000 ordinary shares. We have revised the disclosure accordingly. (pg 86).

8

16.	Please also provide all the information required by Items 10.A and 10.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, clarify for the Staff that we have provided information required by Items 10.A and 10.B of Form 20-F.

People’s Republic of China Enterprise Taxation, page 93

17.	We note your statement that, “[i]f the PRC tax authorities subsequently determine that we or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%.” Please remove the qualifications in this sentence and provide an opinion as to whether or not you will be considered as a PRC tax resident enterprise for PRC tax purposes and, accordingly, whether or not the income received by your overseas shareholders will be regarded as China-sourced income. If counsel is unable to provide a “will” opinion, please revise your disclosure to explain why counsel is unable to do so, and describe the degree of uncertainty in the opinion. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No.19.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our PRC counsel is unable to provide a “will” opinion and therefore we have revised our disclosure accordingly. We will file our PRC opinion as Exhibit 8.2 describing the uncertainty.

Note 3 – Accounts Receivable, page F-19

18.	Please revise your filing to separately present additions, write-offs and recoveries on your allowance for doubtful accounts rollforward. This comment also applies to your interim disclosure. Refer to Rule 12-09 of Regulation S-X for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have amended our disclosures for Note 3 – Accounts Receivable (refer to the response to Comment #7).

19.	Please explain why you have included foreign exchange translation on your allowance for doubtful accounts rollforward. Please reference authoritative literature as part of your response.

RESPONSE: We note the Staff’s comment, and in response thereto, clarify for the Staff that our consolidated financials statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. In accordance with ASC 830-20. “Foreign Currency Matters -Foreign Currency Transactions”, all assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. For revenues and expenses, the weighted average exchange rate for the period is used. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in other comprehensive income (loss). Therefore, the balance of bad debt provision is translated at the average rate for the reporting period and the balance of allowance for doubtful accounts is translated at the spot rate at the end of the period, which results in a difference of foreign exchange translation.

9

Condensed Consolidated Statements of Cash Flows, F-30.

20.	Please tell us whether you use the direct or allowance method to account for bad debts, as it appears that you use the allowance method based on your accounting policy on page 43 for accounts receivable. If you use the allowance method please tell us why you have a non-cash adjusting entry for recovery of impairment charges.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we use allowance method for bad debts with specific identification on individual basis. To reflect the cash nature of the recovery of the bad debt, we have revised the presentation and grouped the recovery of bad debts to the change of accounts receivable in our Consolidated Statements of Cash Flows.

We have amended our Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 as follows:

GOLDEN METROPOLIS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended December 31,
	2016	2015
Cash Flows from Operating Activities:
Net income	$3,584,391	$2,597,123
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	333,703	367,460
Amortization expense	13,288	14,043
Provision and impairment charges	5,090,432	3,750,961
Deferred tax expenses (benefit)	1,070,130	(235,289)

Changes in operating assets and liabilities:
Accounts receivable	(4,177,976)	8,815,392
Notes receivable	-	1,333,821
Inventories	499,605	1,159,340
Cost and earnings in excess of billings	5,614,059	(14,190,540)
Billings in excess of costs and estimated earnings	(1,346,647)	(109,386)
Other receivables	1,389,717	600,066
Advance to suppliers	1,334,844	1,365,551
Value added tax receivable	839,128	(886,849)
Accounts payable	(3,046,831)	(10,849,677)
Notes payable	(542,169)	(668,502)
Other payables and accruals	(926,113)	89,539
Taxes payable	1,075,631	(2,424,666)
Net cash provided by (used in) operating activities	$10,805,192	$(9,271,613)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,693,838)	(1,711,728)
Net cash used in investing activities	$(1,693,838)	$(1,711,728)

Cash Flows from Financing activities:
Restricted cash	256,024	841,428
Proceeds from bank loans	8,283,133	13,210,881
Repayment of bank loans	(12,500,000)	(10,345,870)
Proceeds from third parties loans	8,921,240	11,547,086
Repayment of third parties loans	(14,620,511)	(9,772,754)
Due to related parties	6,692,181	6,952,609
Dividend paid	(295,777)	-
Net cash provided by (used in) financing activities	$(3,263,710)	$12,433,380

Effect of exchange rate changes on cash and cash equivalents	(617,336)	(219,730)

Net increase in cash and cash equivalents	5,230,308	1,230,309
Cash and cash equivalents at the beginning of year	5,404,792	4,174,483
Cash and cash equivalents at the end of year	$10,635,100	$5,404,792

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$463,979	$902,909
Cash paid for interest expenses	$641,444	$890,184

10

We have amended our disclosures for our unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2017 and 2016 as follows:

GOLDEN METROPOLIS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30 2017 AND 2016

(UNAUDITED, IN U.S. DOLLARS)

	For the six months ended June 30,
	2017	2016
Cash Flows from Operating Activities:
Net income	$3,091,238	$1,469,089
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	180,063	156,799
Amortization expense	6,420	6,750
Provision and impairment charges	1,892,264	2,207,252
Deferred tax expenses	179,539	1,316,048

Changes in operating assets and liabilities:
Accounts receivable	5,599,042	12,475,055
Notes receivable	(4,540,427)	(4,241,645)
Inventory	314,875	248,574
Costs and estimated earnings in excess of billings	6,701,309	2,446,511
Billings in excess of costs and estimated earnings	(164,993)	(500,230)
Prepaid expense and other receivables	214,552	1,576,963
Advance to suppliers	34,394	1,018,729
Value added tax receivable	-	732,593
Accounts payable	(4,767,336)	(4,297,803)
Notes payable	(349,264)	(918,105)
Other payables and accruals	(464,433)	(1,115,570)
Taxes payable	(223,650)	(4,193)
Net cash provided by operating activities	7,703,593	12,576,817

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(474,867)	(157,081)
Payment on construction in progress	-	(933,394)
Payment on Intangible assets	(62,688)	-
Net cash used in investing activities	(537,555)	(1,090,475)

Cash Flows from Financing activities:
Restricted cash	279,301	459,053
Proceeds from short-term loans	8,003,958	8,415,963
Repayment of short-term loans	(8,003,958)	(12,700,453)
Proceeds from third parties loans	2,740,704	4,365,154
Repayment of third parties loans	(6,875,405)	(6,934,387)
Due to related parties	(6,744,765)	(3,988,478)
Dividend paid	(1,143,233)	(300,520)
Net cash used in financing activities	(11,743,398)	(10,683,668)

Effect of exchange rate changes on cash and cash equivalents	194,485	(150,076)

Net decrease in cash and cash equivalents	(4,382,875)	652,598
Cash and cash equivalents at the beginning of year	10,635,100	5,404,792
Cash and cash equivalents at the end of year	$6,252,225	$6,057,390

Supplemental disclosures of cash flow information:
Cash paid for income taxes	166,497	297,143
Cash paid for interest expenses	289,111	317,790

11

We have also amended the disclosures accordingly in Management’s Discussion and Analysis of Financial Condition and Results of Operations for cash flow of operating activities beginning on page 45 and page 47.

Exhibits

21.	Please re-file exhibits 3.1 and 3.2 in the proper searchable format. See Rules 301 and 304 of Regulation S-T. For guidance, refer to Regulation S-T Compliance and Disclosure Interpretation 118.01.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have not been provided with our Memorandum and Articles of Association in searchable format by the incorporation service agent. However, because we are in the process of effecting a forward split and increase of authorized shares, we will need to amend and restate our Memorandum and Articles of Associates. We will provide them in searchable format once they have been amended and restated.

We hope this response has addressed all of the Staff’s verbal comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

Golden Metropolis International Limited

By:	/s/ Minpei Zha
Name:	Minpei Zha
Title:	Chief Executive Officer

12